SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Publicly-held Company
Corporate Tax Registry (CNPJ) #02.808.708/0001-07
Corporate Registry ID (NIRE) #35.300.157.770

Extract of the Minutes of the Board of Directors’ Meeting of Companhia de Bebidas das Américas - AMBEV (“Company”), held on October 28 and 29, 2004, drawn up in the summary form.

I. Date, Time and Venue: On October 28 and 29, 2004, at 9:00 am, at Av. Boa Viagem, 5426, sala Gilberto Freyre, city of Recife, State of Pernambuco.

II. Attendance: Board of Directors’ Members: Brendt David Willis, Carlos Alberto da Veiga Sicupira, John Franklin Brock III, Jorge Paulo Lemann, José Heitor Attilio Gracioso, Marcel Herrmann Telles, Roberto Herbster Gusmão, Roberto Moses Thompson Motta, Vicente Falconi Campos and Victório Carlos De Marchi; Secretary of the Meeting: Paulo Cesar Carvalho Garcia.

III. Deliberations: 1. Examination of Resignations and Board Members nomination – The Board of Directors examined the resignations submitted by the following Board of Directors’ members, Messrs. Jorge Paulo Lemann, Magim Rodriguez Júnior and Fersen Lamas Lambranho. The Board member, Marcel Herrmann Telles declared, accompanied by other Board Members, the votes of recognition and acknowledgment to the resigning Board member, Magim Rodriguez Júnior, for all these years devoted to the Company, unforgettably having contributed to the formation and development of the Company, through his straightforward style and constant development, leaving his mark on the constitution of AmBev’s culture. Acknowledgment votes were also declared to the sitting Board member Jorge Paulo Lemann and the Deputy Board Member Fersen Lamas Lambranho for their relevant services rendered to the Company in the performance of their duties. In view of the resignations examined, the Board of Directors, as provided for in the Article 150 of Law 6404/76, as amended, and Article 24, caput, of the Company’s By-Laws, decided by unanimous vote to nominate the following members to replace and complete the term of office of resigning members, which shall end on the occasion of the 2005 Annual Shareholders’ Meeting, to wit: John Franklin Brock III, an American citizen, married, business executive, with Passport P710193508, individual taxpayer’s register (CPF/MF) 231.449.858-56, resident and domiciled at Jezus-Eiklaan, 119, 3080 Tervuren, Belgium, with offices at Vaartstrasst 94/4, in the city of Leuven, Belgium, as sitting Board Member, performing the office as Board of Directors’ Vice-Chairman; Brent David Willis, an American citizen, married, business executive, with Passport US 701755214, individual taxpayer’s register (CPF/MF) 231.449.838-02, resident and domiciled at Avenue du Houx 42 – 1170, Brussels, Belgium, with offices at Vaartstrasst 94/4, in the city of Leuven, Belgium, as sitting member and Jorge Paulo Lemann, a Brazilian citizen, married, businessman, with identity card IFP/RJ 1.566.020, individual taxpayer’s register (CPF/MF) 005.392.877/68, resident and domiciled at Av. Brigadeiro Faria Lima, 3729, 7º andar, in the city and State of São Paulo, as Board of Directors’ deputy member. The Board members nominated herein were vested in their respective offices, and for all legal purposes, have declared to not have impediments for the performance of their duties.

I certify this present extract is a free English translation of the deliberation of the Minutes drawn up in the company’s records.

Recife, October 28 and 29, 2004

Paulo Cesar Carvalho Garcia
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.